Exhibit 99.1

Poolside upsizes and extends AI Cloud Services contract

SYDNEY, AUSTRALIA, April 8, 2024 (GLOBE NEWSWIRE) – IREN (Iris Energy Limited) (NASDAQ: IREN) (together with its subsidiaries, “IREN” or “the Company”), a leading next-generation data center business powering the future of Bitcoin, AI and beyond, today provided a business update.
Key Highlights

•	Previously announced 3-month AI cloud services agreement with leading AI company, poolside
•	Agreement is now upsized from 248 to 504 NVIDIA H100 GPUs following successful initial deployment
•	Additional 4-month term commencing mid-April 2024, and extension option for a further 2 months at the customer’s election

IREN has upsized and extended its AI cloud services agreement with poolside, more than doubling the contracted cluster size from 248 to 504 NVIDIA H100 GPUs.

The contract is for an additional 4-month term commencing mid-April, 2024, with an extension option for a further 2 months at the customer’s election.

Eiso Kant, CTO and Co-Founder of poolside, commented:

“We’ve been very impressed with the outperformance of IREN’s NVIDIA H100 GPU cluster as it sits amongst the best-in-class in reliability and performance, as well as the IREN team’s commitment to customer support. Our business has growing demand for GPU compute and we’re pleased to expand our partnership with IREN to support our growth.”

Daniel Roberts, Co-Founder and Co-CEO of Iris Energy, commented:

“The expansion of our partnership with poolside highlights the quality of our AI Cloud Services business, including our performance-focused technology stack for AI  and next-generation data centers powered by renewable energy.”

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About IREN

IREN is a leading next-generation data center business powering the future of Bitcoin, AI and beyond utilizing 100% renewable energy.

•	Bitcoin Mining: providing security to the Bitcoin network, expanding to 20 EH/s in 2024. Operations since 2019.
•	AI Cloud Services: providing cloud compute to AI customers, 816 NVIDIA H100 GPUs. Operations since 2024.
•
Next-Generation Data Centers: 220MW of operating data centers, expanding to 460MW in 2024. Specifically designed and purpose-built infrastructure for high-performance and power-dense computing applications.

•	Technology: technology stack for performance optimization of AI Cloud Services, Bitcoin Mining and energy trading operations.
•	Development Portfolio: 2,160MW of secured power capacity across North America, >1,000 acre property portfolio and additional development pipeline.
•
100% Renewable Energy (from clean or renewable energy sources or through the purchase of RECs): targets sites with low-cost & underutilized renewable energy, and supports electrical grids and local communities.

Contacts

Media Jon Snowball Domestique +61 477 946 068 Danielle Ghigliera Aircover Communications +1 510 333 2707	Investors Lincoln Tan IREN +61 407 423 395 lincoln.tan@iren.com

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Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.
These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and its ability to diversify into the market for AI Cloud Services (“AI Cloud”) solutions; IREN’s limited experience with respect to new markets it has entered or may seek to enter, including the market for AI Cloud solutions; expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any AI Cloud solutions that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into AI Cloud solutions; IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers and other counterparties; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; the risk that any current or future customers or counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; IREN’s reliance on power utilities providers, third party mining pools, exchanges, banks, insurance providers and its ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and AI Cloud solutions it may offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including AI Cloud solutions IREN may offer); delays, increases in costs or reductions in the supply of equipment used in IREN’s operations; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN ability to obtain, maintain, protect and enforce its intellectual property rights and other confidential information; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; the occurrence of any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety requirements or liabilities; damage to its property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating to the default by two of IREN’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN’s failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of its compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other solutions we may offer (such as AI Cloud solutions), including regulations related to data privacy, cybersecurity and the storage, use or processing of information; any intellectual property infringement and product liability claims; IREN’s ability to attract, motivate and retain senior management and qualified employees; increased risks to its global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect its business, financial condition and results of operations; the ongoing effects of COVID-19 or any other outbreak of an infectious disease and any governmental or industry measures taken in response; IREN’s ability to remain competitive in dynamic and rapidly evolving industries; damage to its brand and reputation; expectations relating to Environmental, Social and Governance issues or reporting; the costs of being a public company; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on September 13, 2023 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com.
These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statement that IREN makes in this press release speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

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